CHANGE IN ACCOUNTANTS

Securities and Exchange Commission

I audited the financial statements of Professional Mining Consultants, Inc. as of September 30, 1999 and December 31, 1998. I have reviewed the Company's comments concerning their decision to change to a different firm for preparation of the December 31, 1999 financial statements. The decision to change accounts was made by the Company and was not due to any disagreement between the Company and me concerning accounting principles or practices, auditing scope, or disclosure.



/s/ Barry L. Friedman
Barry L. Friedman, P.C.
Las Vegas, Nevada
February 14, 2000